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                                  EXHIBIT 99.1


FOR IMMEDIATE RELEASE


APRIL 1, 1996


                CORAL GABLES-BASED BANKUNITED COMPLETES PURCHASE
                               OF BANK OF FLORIDA


CORAL GABLES, FL - Coral Gables-based BankUnited has completed its purchase of the Bank of Florida, announced Alfred R. Camner, Chairman and CEO of BankUnited.

BankUnited (Nasdaq:BKUNA), the principal subsidiary of BankUnited Financial Corporation, is a federal savings bank with assets of $638 million and seven banking offices in Dade, Broward and Palm Beach counties.

Bank of Florida, which reported assets of $30.2 million and deposits of $27.3 million at December 31, 1995, previously operated one banking office on Sunset Drive in Miami.

"BankUnited has been actively building our presence throughout Dade, Broward and Palm Beach counties since last year through acquisition and expansion," Camner said. "This particular acquisition strengthened our market share in Dade County, particularly in the South Miami area, where we operate a branch office," he said.

BankUnited has additional branch offices in Coral Gables, Coral Springs, Tamarac, Deerfield Beach, Delray Beach, and Boca Ration. According to Camner, the Bank anticipates opening at least two additional offices during 1996.

Coral Gables-based BankUnited is a full-service financial institution with assets of $638 million. BankUnited Financial Corporation is traded on the Nasdaq National Market. Its common stock trades under the symbol BKUNA and its preferred stock trades under the symbols BKUNP and BKUNO.


CONTACT:       SAMUEL MILNE, CFO, BANKUNITED, (305) 569-2000
               Distributed by: Boardroom Communications, (305) 321-6334
               Contact: Linda Greck or Julie Silver